Mail Stop 3561

April 18, 2008

John Fahlberg
Chairman, President and Chief Executive Officer
The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina 27517

      **Re:**    **The Golf Alliance Corporation**
                **Amendment No. 3 to Registration Statement on Form S-1**
                **Filed April 9, 2008**
                **File No. 333-147056**

Dear Mr. Fahlberg:

      We have reviewed your responses to the comments in our letter dated March 10, 2008 and have the following additional comments.  Please note that all page references below correspond to the clean version of your filing provided by counsel.

General, page 5

1.  We note your response to our prior comment 4.  The revised disclosure states that the company expects its cash on hand to cover its anticipated expenses through 2008 when the company is in Phase III.  The disclosure in the Roll-Out Strategy section states that Phase I is expected to take approximately one year and that Phase I has not yet started.  Revise the disclosure to clear up this discrepancy in timing.  Also include a discussion of the company's anticipated expenses for the rest of 2008 and how the company's current cash on hand will cover those expenses. Also either delete the final sentence of this section or provide us with your basis for believing you will have 40 clubs signed up by the end of the calendar year.

Summary Financial Data, page 5

2. Revise the first paragraph of this section to remove the reference to three months ended October 31, 2007 and replace it with six months ended January 31, 2008.

Concept, page 16

3. We note your response to our prior comment 8. Discuss why the company believes that 10 rounds of golf per member golf course per year will allow the company to obtain approval to play at more clubs. To the extent helpful, provide a discussion of how the company arrived at a limit of 10 rounds of golf per member golf course per year to ensure such approval would be obtained.

Revenue Distribution and Apportionment, page 17

4. We note your response to our prior comment 9 and reissue. Disclose the annual dues for the twenty clubs on your list. This will help investors determine if the pricing structure of the company is sufficient cover the monthly portion of the annual dues of the twenty clubs on your list.

Management Discussion and Analysis, page 22

5. Revise and update this section (including paragraph 5 under Plan of Operation) to the extent certain actions are stated to begin by the first quarter of 2008.

Part II

Item 27. Exhibits.

6. Please state that Exhibit 10.1 was previously filed on February 26, 2008.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,


Max A. Webb
Assistant Director


cc:　　Gregg E. Jaclin, Esq.
　　　　Anslow & Jaclin, LLP
　　　　Fax:  (732) 577-1188